Exhibit 99.4

Telkom SA Limited
(Incorporated in the Republic of South Africa)
(Registration number 1991/005476/06)
(JSE and NYSE share code: TKG)
(ISIN: ZAE000044897)
(“Telkom”)

RESULTS OF THE GENERAL MEETING OF TELKOM SHAREHOLDERS

Shareholders are referred to the salient dates and times announcement dated 3 March 2009 and the circular to shareholders dated 2 March 2009 (“Circular”) incorporating a notice of general meeting convening a general meeting of shareholders to consider and, if deemed fit, pass the resolutions necessary to approve and implement the proposed transaction involving Telkom’s stake in Vodacom Group (Proprietary) Limited (“Vodacom”) and to approve the amendments to Telkom’s articles of association and the Telkom Conditional Share Plan.

Telkom shareholders are advised that at the general meeting which was held today, 26 March 2009, all the resolutions were passed by the requisite number of votes. The special resolutions will be registered with the Companies and Intellectual Property Registration Office in due course.

As set out in the Circular, the implementation of the proposed transaction remains subject to the fulfillment, or where applicable, waiver, of certain conditions precedent. A further announcement regarding the fulfillment of the outstanding conditions precedent and final salient dates and times for the proposed transaction will be released on SENS and published in the press in due course.

Pretoria
26 March 2009

Financial advisors to Telkom
JP Morgan Chase Bank, N.A. (Johannesburg Branch) and Vermogen Financial Services (Pty) Ltd, trading as IDG Financial Services

Transaction sponsor to Telkom
J.P. Morgan Equities Ltd

South African legal advisors to Telkom
Werksmans Inc. and Mchunu Koikanyang Inc.

U.S. legal advisors to Telkom
Paul, Hastings, Janofsky & Walker LLP

Financial advisors to the South African Government
Morgan Stanley South Africa (Pty) Ltd and Rand Merchant Bank, a division of FirstRand Bank Ltd

Legal advisors to the South African Government
Edward Nathan Sonnenbergs Inc.

Special note regarding forward-looking statements

Many of the statements included in this announcement, as well as oral statements that may be made by Telkom and Vodacom, or by officers, directors or employees acting on their behalf related to the subject matter hereof, constitute or are based on forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding Telkom’s ability to successfully complete the proposed transaction and its effects on Telkom’s operations, Telkom’s ability to implement its mobile strategy and any changes thereto, Telkom’s future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward-looking statements. Forward-looking statements can generally be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward-looking. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom’s actual results or outcomes to differ materially from its expectations are those risks identified in Item 3. “Key Information-Risk Factors” contained in Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) and Telkom’s other filings and submissions with the SEC, which are available on Telkom’s website at www.Telkom.co.za/ir and other matters not yet known to Telkom or not currently considered material by Telkom. Telkom cautions you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom, or persons acting on Telkom’s behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom is required by law to update these statements, Telkom will not necessarily update any of these statements after the date of Telkom’s most recent annual report on Form 20-F filed with the SEC, either to conform them to actual results or to changes in Telkom’s expectations.

THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF ANY “U.S. PERSON” (WITHIN THE MEANING OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED) AND SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO A “U.S. PERSON” ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFERING OF VODACOM SECURITIES IN THE UNITED STATES THAT WOULD REQUIRE REGISTRATION.

Telkom shareholders who are “U.S. persons” or have an address in the United States (“U.S. shareholders”) and all holders (“Telkom ADS holders”) of Telkom ADSs will not personally receive any Vodacom shares as a result of the unbundling. In addition, Telkom shareholders in certain other jurisdictions outside of South Africa will not be entitled to personally receive any Vodacom shares as a result of the unbundling if such receipt may involve unduly onerous registration or approval requirements under local securities laws in the Telkom directors’ sole discretion (“ineligible shareholders”). A mechanism will be put in place so that the Vodacom shares due to such U.S. shareholders, Telkom ADS Holders and other ineligible shareholders will be disposed of for cash in South Africa pursuant to Regulation S (promulgated under the U.S. Securities Act of 1933, as amended) and the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) will be distributed to such U.S. shareholders, Telkom ADS holders and other ineligible shareholders, in proportion to their respective entitlements to Vodacom shares. There can be no assurance as to what price such U.S. shareholders, Telkom ADS holders and other ineligible shareholders will receive from the disposal of such Vodacom shares or the timing or foreign exchange rate conversion of such receipt.